Exhibit 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings (Loss)

The following table presents the computation of Basic and Diluted Earnings (Loss) per Share for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
amounts in thousands, except per share amounts	2019	2018
Net Income (Loss)	$(1,738)	$30,878
Basic Weighted Average Shares	29,871	29,595
Effect of Common Stock Equivalents:
Assumed Vesting of Stock Grants	—	542
Diluted Weighted Average Shares	29,871	30,137
Net Income (Loss) per Common Share:
Basic	$(0.06)	$1.04
Diluted	$(0.06)	$1.02
Anti-dilutive Shares Excluded from the Dilutive Computation	730	—